Gates Industrial Corporation plc
1144 Fifteenth Street
Denver, Colorado 80202
May 4, 2023
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
To Whom it May Concern:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Gates Industrial Corporation plc has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2023, which was filed with the U.S. Securities and Exchange Commission on May 4, 2023.

Respectfully submitted,

GATES INDUSTRIAL CORPORATION PLC

By:	/s/ Cristin C. Bracken
	Name:	Cristin C. Bracken
	Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary